SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ALTIGEN COMMUNICATIONS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

021489109
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Philip M. McDermott
Chief Financial Officer
AltiGen Communications, Inc.
410 East Plumeria Drive
San Jose, CA 95134
(408) 597-9000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

N. Anthony Jeffries, Esq.

Troy Foster
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,109,042	$117.70

*
Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 3,073,800 shares of common stock of AltiGen Communications, Inc. having an aggregate value of $2,109,042 as of July 30, 2009 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model using a price per share of common stock of $0.88, the closing price of the issuer’s common stock as reported on the NASDAQ Capital Market as of July 30, 2009.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements that certain Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission on August 5, 2009, as amended on August 19, 2009 (the “Schedule TO”) by AltiGen Communications, Inc., a Delaware corporation (the “Company”) in connection with the Company’s offer to exchange (the “Exchange Offer”) outstanding and unexercised options to purchase up to an aggregate of 3,073,800 shares of the Company’s common stock, whether vested or unvested, that (i) were granted before August 5, 2008 with an exercise price per share greater than $1.28; (ii) were granted under the AltiGen Communications, Inc. 1999 Stock Plan or the 1994 Stock Option Plan; and (iii) were held by eligible employees, as described in the Offer to Exchange Certain Outstanding Options for New Options, dated August 5, 2009 and as amended and restated on August 19, 2009 (the “Offer to Exchange”).

Only those items amended are reported in this Amendment No. 2.  Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO remains unchanged.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

The Exchange Offer expired at 9:00 p.m., Pacific Time, on Tuesday, September 1, 2009.  Pursuant to the Offer to Exchange, Eligible Employees (as defined therein) tendered, and the Company accepted for cancellation, Eligible Options (as defined therein) to purchase an aggregate of 2,927,300 shares of the Company’s common stock, representing approximately 95% of the total shares of common stock underlying options eligible for exchange in the Exchange Offer.  On Tuesday, September 1, 2009, the Company granted New Options (as defined in the Offer to Exchange) to Eligible Employees to purchase 2,927,300 shares of common stock in exchange for the cancellation of the tendered Eligible Options.  The exercise price per share of the New Options granted in the Exchange Offer is $0.86, the closing price of the Company’s common stock as reported by the NASDAQ Capital Market on September 1, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ALTIGEN COMMUNICATIONS, INC.
/s/ Philip M. McDermott
Philip M. McDermott
Chief Financial Officer
Date: September 3, 2009